SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010
________________

SILICOM  LTD.

 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

 ________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

 Yes ☐   No ☑

Attached hereto and incorporated by reference herein is Registrant's press release dated April 26th, 2010 announcing Registrant's first quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

	By:	/s/ Eran Gilad
Eran Gilad
CFO
Dated: April 26th, 2010

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS Q1 FINANCIAL RESULTS

– $6.4M Sales Yield $1.0M Operating Income, $0.13 EPS –

KFAR SAVA, Israel - April 26, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today reported financial results for the first quarter ended March 31, 2010.

Revenues for the first quarter of 2009 were $6.4 million, a 28% increase compared with $5.0 million for the first quarter of 2009.

Operating income for the quarter was $1,007,000, an increase of 55% compared with $649,000 in the first quarter of 2009. Net income for the quarter was $938,000, or $0.13 per diluted share ($0.14 per basic share), an 8% increase compared with $867,000, or $0.13 per share (basic and diluted), for the first quarter of 2009.

As of March 31, 2010, the Company’s cash, cash equivalents, bank deposits and marketable securities totaled $43.8 million, up $0.6 million compared with the end of 2009.

Commenting on the results, Shaike Orbach, President and CEO, said, “The first quarter was another period of strong revenues and operating income together with significant strategic progress towards our long-term objectives. Our continued success confirms the trends we reported in the fourth quarter of 2009: early signs of recovering markets, a strong underlying need for our traditional product lines, and growing interest and sales of our latest product innovations.”

Mr. Orbach continued, "We are especially encouraged by a number of positive factors, each of which is representing an important potential growth engine for the company:

●	We are seeing a ramp-up in the orders flowing from recent design wins with large customers.
●	Several of our customers have integrated our products into more of their product lines, and therefore are increasing their business with us.
●	We are seeing increased revenues from many of the 70+ customers in our customer base, many of whom are market leaders in various networking and security market segments.

●
We are starting to see initial sales of our new products, as demonstrated by the significant win that we achieved during the quarter for our 10 Gbps external Intelligent Bypass Switch. This innovative new product extends our positioning as the industry’s trusted ‘one-stop shop’ for top-performing Bypass solutions.

●
Market traction for our SETAC (SErver To Appliance Converter) is beginning to build, as illustrated by the selection of SETAC by a leading Chinese network appliance manufacture, which is the third SETAC marketing success we have announced since our recent launch of the product.

Mr. Orbach concluded, “All of these achievements reflect the success of our continuous investment in innovative R&D, sales and marketing. We believe the combination of an expanding product portfolio, a satisfied customer base, recovering markets, and a reputation for technology innovation position us to continue delivering strong sales growth as we move into 2010.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, April 26th, at 9am EDT (6am Pacific Time, 4pm Israel Time) to review and discuss the results. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141

UK: 0 800 917 5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets
 (US$ thousands)

	March 31, 2010	December 31, 2009

Assets

Current assets
Cash and cash equivalents	$7,559	$7,253
Short-term bank deposits	7,503	7,253
Marketable securities	11,147	10,425
Accounts receivables: Trade, net	5,765	5,172
Accounts receivables: Other	560	371
Inventories	5,886	4,677
Deferred tax assets	175	233
Total current assets	38,595	35,384

Marketable securities	17,640	18,308
Assets held for employees’ severance benefits	1,126	1,105
Deferred tax assets	241	192
Property, plant and equipment, net	568	602

Total assets	$58,170	$55,591

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$3,785	$2,261
Other accounts payable and accrued expenses	2,108	2,138
Total current liabilities	5,893	4,399

Liability for employees’ severance benefits	2,045	1,967

Total liabilities	7,938	6,366

Shareholders' equity
Ordinary shares and additional paid-in capital	34,243	34,174
Treasury shares	(38)	(38)
Retained earnings	16,027	15,089
Total Shareholders' equity	50,232	49,225
Total liabilities and shareholders equity	$58,170	$55,591

Silicom Ltd. Consolidated
Statements of Income
 (US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2010	2009
Sales	$6,400	$5,018
Cost of sales	3,698	3,078
Gross profit	2,702	1,940

Research and development expenses	837	637
Selling and marketing expenses	498	379
General and administrative expenses	360	275
Total operating expenses	1,695	1,291

Operating income	1,007	649

Financial income, net	141	344
Income before income taxes	1,148	993
Income taxes	210	126
Net income	$938	$867

Basic income per ordinary share	$0.14	$0.13

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,809	6,694

Diluted income per ordinary share	$0.13	$0.13

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,964	6,791